May 25, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (505)661-2284

Mr. William C. Enloe
President and Chief Executive Officer
Trinity Capital Corporation
1200 Trinity Drive
Los Alamos, NM 87544

Re:	Trinity Capital Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2005
	File No. 000-50266

Dear Mr. Enloe:

      We have reviewed your response letter dated April 24, 2006, and have the following additional comments.

Form 10-K for the Fiscal Year ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Balance Sheet Analysis - Non-performing Loans, page 28

1. We refer to prior comment 1 in our letter dated April 24, 2006. Please clarify the following information for us in your response letter:
* We noted that in the table on page 3 of your response, the total principal balances prior to restructuring is $5.8 million, however on page 5 of your response the balances of the original loans appears to total $6.7 million. Please reconcile these amounts for us in your response letter, specifying in your response any amounts which are presented net of any related allowance for loan losses.
* Please provide a roll-forward of your specific allowance for this relationship, beginning at June 30, 2005, through December 31, 2005.
Specifically describe each entry.
* We noted that $1.5 million of the balance in the lending relationship appears to have been charged off in December 2005 as a part of the restructuring arrangement. Please explain where this charge off is considered in the tabular presentation of the balances prior to and following the restructuring, and provide revised tables in your response letter as necessary.

2. As a related matter, we note you have recorded an allowance for loan losses specific to this lending relationship of $0.9 million as of December 31, 2005. However, in your Form 10-K disclosures (page
28), you state that you believe it is likely that you will collect on the full amount of the restructured loan. Please clarify in your response letter:
* how you determined that this allowance represents probable losses inherent in the portfolio per the guidance in FAS 5 and FAS 114; and
* how you determined that the $1.5 million charge-off in December 2005 was appropriate, when you value the collateral at over $8.0 million.


Financial Statements as of and for the year ended December 31,
2005

Note 5 - Loan Servicing and Mortgage Servicing Rights, page 54

3. We refer to prior comments 3 and 4. Please revise your future filings to include these disclosures as required by paragraph
17(e)
of FAS 140.

* * * * *


       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amanda Roberts, Staff Accountant, at
(202)551-
3417 or me at (202)551-3490 if you have questions.


Sincerely,



      Donald A. Walker
Senior Assistant Chief Accountant
Mr. William C. Enloe
Trinity Capital Corporation
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